EXHIBIT 99.14

FOR IMMEDIATE RELEASE

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High Tide Secures $10 Million Credit Facility to Expand in Ontario

Calgary, AB, January 7, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, is pleased to announce that it has entered into a loan agreement (the “Loan Agreement”) with Windsor Private Capital (“Windsor”), a Toronto-based merchant bank, to secure a senior secured, non-revolving term credit facility (the “Facility”) in the amount of up to $10 million. The Facility, which represents Windsor’s first investment in the cannabis industry, provides High Tide with the needed flexibility to carry out its corporate objectives for 2020, which includes expanding into Ontario as the largest cannabis market in Canada. High Tide intends to use the Facility to fund the acquisition and build-out of retail cannabis stores in Alberta and Ontario, as well as for general working capital purposes.

''We are thrilled to have established a significant financial relationship with Windsor Private Capital. This credit facility ensures High Tide will have access to sufficient and timely capital to execute on its corporate strategy and maximize shareholder value in 2020,” said Raj Grover, High Tide’s President & Chief Executive Officer. "We welcome the opportunity to be a partner to High Tide, providing the financial capital and flexibility High Tide needs to achieve its growth potential this year. High Tide has executed well on its growth strategy to date, and with our funding, we believe it is well positioned to build upon its position as one of Canada’s leading retailers of licensed cannabis products and accessories,” added Jordan Kupinsky, Windsor’s Senior Vice President & Managing Director.

The Facility, which will become effective upon completion of customary conditions, has an initial term of one year and provides High Tide with immediate access to an initial $6 million (the “Initial Facility Amount”) in working capital, that can be drawn down at High Tide’s discretion, and subject to satisfaction of certain conditions, will provide High Tide with access to an additional $4 million (the “Remaining Facility Amount”). Amounts drawn down under the Facility will bear interest at a rate of 11.5% per annum, payable monthly, in arrears, on the last day of each calendar month. Provided that certain conditions are satisfied, the Facility will automatically extend for an additional one-year term.

The principal amount advanced under the Facility is convertible, during its term at any time after an initial 6 month hold period, and at Windsor’s option, into common shares in the capital of High Tide (“Shares”) at a conversion price of $0.17 (the “Conversion Price”). The Conversion Price is subject to downward adjustment if High Tide, at any time during the term of the Facility, issues securities at a price deemed lower than the conversion price then in effect.

Pursuant to the Loan Agreement, Windsor is entitled to a one-time placement fee equal to 3.5% of the Initial Facility Amount, which High Tide intends to capitalize into the principal amount advanced under the Facility. In addition, High Tide will issue to Windsor such number of Share purchase warrants (the “Warrants”) equal to the aggregate principal amount of the Facility divided by the Conversion Price. The Warrants will be subject to vesting as follows: (i) with respect to such number of Warrants equal to the Initial Facility Amount divided by the Conversion Price, such Warrants will vest on the earlier of the date on which Windsor advances to the Company the total Initial Facility Amount, and February 6, 2020, and (ii) with respect to the remaining Warrants, such number of Warrants equal to the quotient obtained by dividing the principal amount advanced to the Company (from the Remaining Facility Amount) by the Conversion Price, will vest on the date of each such advance. Each Warrant will entitle the holder thereof, following the vesting date applicable to such Warrant, to acquire one Share at an exercise price equal to 150% of the Conversion Price per Share for a period of two years from the date of issuance.

Bayline Capital Partners acted as financial adviser to High Tide.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc. Grasscity.com, Smoker's Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 27 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 3 operating stores in Alberta, offering a modern experience aimed at the growing customer bases in Alberta and Ontario. Based in Amsterdam since 2000, Grasscity.com is the world's preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Founded in 2009 and approved by the Canadian Franchise Association, Smoker's Corner Ltd. is among Canada's largest counter-culture chains with 11 locations. Representing the core of High Tide's wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz' products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the ability of High Tide to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and High Tide’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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